Exhibit 99.1

Sandstorm Gold Announces Financial Results For Q2, 2014; Reiterates 2014 Guidance

VANCOUVER, Aug. 13, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its unaudited results for the second quarter ended June 30, 2014 (all figures in U.S. dollars).

— SECOND QUARTER HIGHLIGHTS

•	Strong balance sheet with over $110 million in cash at June 30, 2014.
•	Revenue of $13.2 million.
•	Attributable Gold Equivalent ounces sold[1] of 10,149 ounces.
•	Average cash cost per ounce[1] of $310 resulting in cash operating margins[1] of $986 per ounce.
•	Operating cash flow of $9.4 million.
•	Net income of $3.0 million.
•	Remitted a $10 million loan to Luna Gold Corp. ("Luna") in accordance with its previously announced commitment to issue a non-revolving loan facility to Luna.
•	Acquired 100% of the issued and outstanding shares of Sandstorm Metals & Energy Ltd. ("Sandstorm Metals"), allowing Sandstorm management to focus on gold transactions going forward.

"The second quarter results demonstrated the value of diversification in our portfolio. Although a few of our streaming partners had challenging quarters and posted lower than expected production numbers, Sandstorm still recorded strong operating cash flow and earnings," said Sandstorm President & CEO, Nolan Watson. Watson added, "We are confident reiterating this year's attributable gold equivalent production guidance of 40,000 to 50,000 ounces of gold."

— FINANCIAL RESULTS

Revenue and Gold Sales
Revenue was $13.2 million in the second quarter of 2014, generated from the sale of 10,149 attributable gold equivalent ounces. Revenue declined slightly compared with the comparable period in 2013, largely due to an 8% decrease in the average realized selling price of gold which was partially offset by an 8% increase in the number of attributable gold equivalent ounces sold.

Costs and Expenses
The average cash cost per attributable ounce was $310 during the period, resulting in a cash operating margin of $986 per ounce. The lower cash cost per attributable ounce decreased by 6% compared to the second quarter of 2013, due to an increase in the percentage of revenue coming from royalties as the Company continues to grow and diversify its asset base. The Company reduced administrative expenses by $1.7 million compared with the comparable period in 2013.

Earnings and Operating Cash Flow
For the three months ended June 30, 2014, net income and cash flow from operations were $3.0 million and $9.4 million, respectively, compared with a net loss and cash flow from operations of $15.2 million and $8.5 million for the comparable period in 2013. The change is attributable to a combination of factors including a $1.7 million decrease in administration expenses, a one-time gain of $2.6 million related to the acquisition of Sandstorm Metals, a number of non-recurring items and a non-cash charge of $1.2 million relating to the Company's Bracemac-McLeod royalty.

Balance Sheet
Total assets increased by $76.3 million from December 31, 2013 to June 30, 2014 primarily resulting from the assets acquired from the Sandstorm Metals business combination, operating cash flows and the exercise of warrants. The increase was partially offset by depletion expense and by a non-cash impairment charge on the Bracemac-McLeod royalty. At the end of the second quarter, the Company had $111.4 million in cash and cash equivalents and working capital of $109.4 million. In addition, the Company has $100.0 million in available capital under its undrawn revolving bank debt facility.

— STREAMS AND ROYALTIES

The Company's stream and royalty segments for the three months ended June 30, 2014 are summarized in the table below:

In $000's	Attributable ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment	Income (loss) before taxes	Cash flow from operations
Aurizona	2,334	$ 3,004	$943	$276	-	$1,785	$4,614
Bachelor Lake	2,494	3,268	1,247	1,482	-	539	2,304
Black Fox	1,334	1,715	678	953	-	84	1,037
Ming	567	745	-	451	-	294	745
Santa Elena	774	992	274	471	-	248	781
Royalties	2,646	3,429	-	3,070	(1,215)	(856)	3,151
Corporate	-	-	-	-	-	330	(3,249)
Consolidated	10,149	$13,153	$3,142	$6,703	$(1,215)	$2,424	$9,383

Attributable gold equivalent ounces sold were 10,149 in the quarter, an increase of 8% from the comparable period in 2013. The increase is largely attributable to increased production from Metanor Resources Inc.'s ("Metanor") Bachelor Lake mine in Quebec, Canada ("Bachelor Lake") and Rambler Metals & Mining PLC's ("Rambler") Ming mine in Newfoundland, Canada ("Ming Mine") and partially offset by a decrease in production from Primero Mining Corp.'s ("Primero") Black Fox mine in Ontario, Canada ("Black Fox") and SilverCrest Mines Inc.'s Santa Elena Mine in Mexico ("Santa Elena").

Bachelor Lake Mine
Compared to the second quarter of 2013, an additional 940 gold ounces were sold from the Bachelor Lake Mine. The increase is primarily related to the mine reaching commercial production and the continued ramp up of operations. Metanor recently announced positive results from its underground drilling campaign at Bachelor Lake. The intention of the campaign is to increase the resources at the mine.

Ming Mine
A 64% increase in gold ounces sold from the Ming Mine was recorded compared to the second quarter of 2013. The increase was primarily related to Sandstorm's gold purchase entitlement increasing to 33% for the 2014 fiscal year (which resulted from low metallurgical recoveries obtained in 2013 triggering contract safeguards). Rambler recently released a favorable preliminary economic assessment that identifies the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study.

Black Fox Mine
Attributable gold equivalent ounces sold from the Black Fox Mine decreased by 24% compared to the second quarter of 2013. The decrease was primarily driven from insufficient underground development resulting in lower production during the three months ended June 30, 2014. Primero intends on making greater investments in underground development in an effort to improve mining and processing targets going forward.

Santa Elena Mine
There was a 48% decrease in gold ounces sold from Santa Elena largely related to SilverCrest transitioning, during the second quarter of 2014, from an open pit, heap leach operation to an underground mine and milling circuit. Despite the reduction in production, SilverCrest has maintained its annual guidance as it expects mine operations, during the second half of 2014, will realize higher metal recoveries and achieve full production through the mill.

Aurizona Mine
Sandstorm sold 2,334 ounces of attributable gold from Aurizona during the quarter, and although it was a slight decrease from the comparable period in 2013, it was a 42% decrease from the first quarter of 2014. The decrease was due to above average rainfall at the Aurizona mine which negatively impacted Luna's ability to access ore in the pit. As a consequence, Luna processed a higher amount of lower grade ore from the stockpile which resulted in lower gold production. Luna has revised its 2014 production guidance to a range of 75,000 to 80,000 ounces of gold.

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017.

Subsequent to quarter end, the Company entered into a strategic investment agreement (the "Investment Agreement") with Luna, as part of which, Sandstorm participated in a Luna non-brokered private placement. Pursuant to the Investment Agreement, Sandstorm purchased 19.5 million shares of Luna, which when combined with the 8.5 million shares of Luna already owned by the Company, resulted in Sandstorm becoming the largest shareholder of Luna, owning approximately 19.8% of Luna's issued and outstanding shares. The Investment Agreement allowed Sandstorm to appoint one member to Luna's board of directors. The transaction aligns the interests of Luna and Sandstorm and allows both companies to work together in unlocking as much value as possible for their respective shareholders.

Royalties
Gold equivalent ounces sold attributable to royalties totaled 2,646 in the quarter, an increase of 35% from the comparable period in 2013. The royalty revenue was generated from 9 producing mines.

— OUTLOOK

Based on the existing gold streams and royalties, attributable gold equivalent production for 2014 is forecasted to be between 40,000 to 50,000 attributable gold equivalent ounces, increasing to approximately 60,000 attributable gold equivalent ounces per annum by 2017. This growth is largely driven by the Company's portfolio of gold streams with mines, most of which are either currently producing or expected to commence production by 2015.

— WEBCAST AND CONFERENCE CALL DETAILS

A conference call will be held on Thursday, August 14, 2014 starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. An audio webcast of the conference call can be accessed via the following link, http://ow.ly/A5oJJ, and will also be available on the Sandstorm website.

Sandstorm's Management's Discussion and Analysis (MD&A) and Financial Statements for the second quarter will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company's royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's gold streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. A gold stream gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of ten streams and twenty-eight royalties, fourteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE Sandstorm Gold Ltd.

%CIK: 0001434614

For further information: Erfan Kazemi, Chief Financial Officer, 604 689 0234; Denver Harris, Investor Relations, 604 628 1178

CO: Sandstorm Gold Ltd.

CNW 19:47e 13-AUG-14